UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31520 / March 25, 2015

_____

In the Matter of   :
                                    :
INVESCO QUALITY MUNICIPAL   :
  SECURITIES   :
1555 Peachtree St., NE   :
Suite 1800   :
Atlanta, GA 30309   :
                                      :
(811-7560)   :
                                      :

_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Invesco Quality Municipal Securities filed an application on February 4, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On February 27, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31490). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                              Brent J. Fields
                                              Secretary